Filed Pursuant to Rule 433

Registration No. 333-180488

Market-Linked Step Up Notes (Step Up Notes) are Market-Linked Investments designed to give you the opportunity to enhance modest market returns. Step Up Notes are unsecured debt securities of an issuing company that are linked to a market measure or asset, such as the S&P 500 or stocks. At maturity, if the linked market measure is flat or has increased up to a stated percentage—the “Step Up Value”—you’ll receive a fixed “Step Up Payment” equal to that stated percentage. If the linked market measure increases above the Step Up Value, your return will equal the percentage increase of the linked market measure. If it decreases, you’ll participate one-to-one in its decline. Some Step Up Notes may include market downside protection, or a buffer, against a certain percentage of the losses. Either way, these notes do not pay interest and may involve risk to principal. Any returns on Step Up Notes, including any repayment of principal, are subject to the credit risk of the issuer.

Step Up Notes are available in $10 increments (a minimum purchase of $1,000 required) with maturities ranging from one to four years. They can be purchased in new issue offerings or in the secondary market. They are registered with the Securities and Exchange Commission and may not be listed on any securities exchange.

How can Step Up Notes play a role in my investment strategy?

Step Up Notes offer investors with bullish views of a given market measure an opportunity to optimize their returns. For example, if you believe the S&P 500 will trend modestly upward during the next two years, you might consider a two-year Step Up Note linked to the S&P 500 with a Step Up Payment of 20%. Even if the S&P remains flat or increases by just a few percentage points, you will receive the principal of the note back at maturity plus a 20% return—substantially higher than what you would have achieved had you invested directly in the S&P 500 through another investment vehicle.

What advantages do Step Up Notes provide?

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Opportunity for enhanced return. At maturity, if the linked market measure remains flat or increases up to the Step Up Value, you will receive the Step Up Payment, and you also have the opportunity to participate one-to-one in any increase of the linked market measure beyond the Step Up Value.

▪	Diversification. Step Up Notes provide an alternative means of getting exposure to a wide variety of asset classes.

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Simplification. Because Market-Linked Investments such as Step Up Notes offer a single packaged solution, they may reduce the complicated financial, tax, legal and operational issues surrounding the execution of sophisticated investment strategies.

▪	Complement to a long-term strategy. Step Up Notes may provide a way to enhance market returns to pursue the growth you need to meet long-term financial objectives.

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated, a registered broker-dealer and member SIPC, and other subsidiaries of Bank of America Corporation.

Investment products:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

What risks do Step Up Notes carry?

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Lower returns and loss of principal. If the linked market measure does not perform well, you could experience lower returns than you anticipated or than could have been received from an investment in a conventional bond or in a direct investment in the linked market measure. You can lose some or all of your principal. Even Step Up Notes with a buffer provide market downside protection only up to a point. For example, for Step Up Notes with a 10% buffer, you’re at risk of losing up to 90% of your principal.

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Credit risk. Any payments due on Step Up Notes are subject to the credit risk of the particular issuer. If the issuer goes bankrupt or is unable to pay its debts, you could lose all of your investment, even if the underlying market measure performs well. Step Up Notes are unsecured and are not backed by FDIC insurance or other governmental support.

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Secondary market risks. You may not be able to sell your Step Up Notes in the secondary market, and Merrill Lynch is not obligated to purchase them from you. The price at which you may be able to sell your Step Up Notes may be lower than the price you paid for them due to a number of factors, including changes in the linked market measure’s performance, the creditworthiness of the issuer, the cost of developing, hedging and distributing the Step Up Notes, as well as the issuer’s borrowing rate for issuing Market-Linked Investments.

▪	Specific risks of the linked market measure. There are specific risks associated with the linked market measure. You should be familiar with these risks before investing.

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Tax consequences. The appreciation on the Step Up Notes will generally be taxed as capital gains. The U.S. federal tax treatment is uncertain, and you should consult your own tax advisor before investing.

What charges do I pay when purchasing a Step Up Note, and how does Merrill Lynch benefit?

The $10 per unit you pay for a newly issued Step Up Note includes compensation to Merrill Lynch for distributing the Step Up Note and may include an estimated profit credited to Merrill Lynch from related hedging arrangements associated with the Step Up Notes. These fees and charges, as well as the rate at which the issuer borrows funds under the Step Up Note, reduce the economic terms of the Step Up Note to you and result in its estimated initial value being less than the offering price. This is discussed in more detail in the offering documents. If you buy or sell Step Up Notes on the secondary market, you may pay trading commissions and markups.

The trading, hedging and investment activities conducted by Merrill Lynch and its affiliated companies in the ordinary course of business may affect the return on the Step Up Notes. When they’re issued by Bank of America Corporation (the parent company of Merrill Lynch), the proceeds will be used for the company’s operating or funding needs.

Merrill Lynch offers a variety of Market-Linked Investments in four basic categories...

Offer exposure to the upside performance of the linked market measure with no or limited exposure to declines in the value of that market measure at maturity. Payments remain subject to issuer credit risk.

May offer access to less readily available markets that may not be available through the other categories. Usually have one-to-one upside and downside exposure similar to a direct investment in the linked market measure.

Offer periodic, variable or fixed interest payments with, in some instances, an added payout at maturity based on the performance of the linked market measure. Generally offer no or limited market downside protection.

Offer the potential to receive better-than-market returns if the linked market measure performs well, often up to a cap. Generally offer no or limited market downside protection.

IMPORTANT NOTICE: This fact sheet provides an overview of Step Up Notes only and does not provide the terms of any specific security proposed to be sold. Merrill Lynch will furnish you with a prospectus that contains the terms of the relevant offering. Prior to making any decision to invest, you should read that prospectus for a detailed explanation of the terms, risks, tax treatment and other relevant information. Additionally, you should consult your accounting, legal or tax advisors before investing.

Prior to selling any particular Step Up Note, the issuer will have filed with the Securities and Exchange commission (SEC) a registration statement, including a prospectus, containing more complete information about the potential offerings described in this fact sheet. Before investing, you should carefully read the relevant prospectus and the other documents filed by the issuer with the SEC. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or Merrill Lynch will arrange to have the documents sent to you; call Merrill Lynch toll-free at 1-866-500-5408.

Merrill Lynch Wealth Management is a registered trademark of Bank of America Corporation.

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